Qiao Xing Universal Updates its Financial Disclosure Plan
     HUIZHOU, Guangdong, China, May 25 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today updates its financial disclosure plan to the following:
     1. We aim to release 2005 earnings in the Form 20-F in the middle of June and certain key financial data for the first quarter of 2006 shortly afterwards.
     2. Starting from the first half of 2006, we will provide more comprehensive half-yearly financial reporting, which will consist of a consolidated balance sheet and a semi-annual consolidated income statement with information about earnings per share.
     3. The first and the third quarter, the Company will continue to release certain key financial data for the year to date as we have done since the first quarter of 2004.
     Mr. Wu Rui Lin, Chairman of Qiao Xing Universal Telephone, Inc. said, “We appreciate the need of investors for information about the Company, especially financial one, on which to base their investment decisions, and will continue our effort to improve on the transparency in our communication with the investor community.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728.’ The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
     For more information, please contact:
Rick Xiao
IR Director of Qiao Xing
Tel: +86-752-2820268

Email: rickxiao@qiaoxing.com
     SOURCE Qiao Xing Universal Telephone, Inc.